Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2019 Q4/year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2019 fourth-quarter and full-year results

Meets production and cost guidance for eighth consecutive year

Tasiast delivers record annual production and costs; Paracatu achieves record annual production

Solid production with lower all-in sustaining cost per ounce and capital expenditures forecast in 2020

Toronto, Ontario – February 12, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth-quarter and year-end December 31, 2019.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 21 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2019 full-year results and 2020 guidance:

	2019 guidance (+/- 5%)	2019 full-year results	2020 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	2.5 million	2.5 million	2.4 million
Production cost of sales[1,2] ($ per Au eq. oz.)	$730	$706	$720
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$995	$983	$970
Capital expenditures	$1,050 million	$1,105 million[3]	$900 million[3]

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2019 fourth-quarter and year-end results:

“In 2019, our portfolio of mines performed strongly, as we increased production and lowered costs year-over-year and generated robust free cash flow. Our strong performance ensured we met our production, cost and capital guidance for the eighth consecutive year.

“Our three largest producers in 2019 – Paracatu, Kupol and Tasiast – accounted for 61% of our total production and delivered the lowest costs in the portfolio. Paracatu and Tasiast each had an outstanding year, posting record annual production, with Tasiast also delivering record low costs.

“In terms of 2019 financial performance, Kinross increased operating cash flow by 55% to $1.2 billion, more than tripled adjusted net earnings to $423 million, grew our margins by 28%, and improved liquidity to $2 billion while continuing to invest in our development projects.

“We also took steps to strengthen our future production profile. We approved and launched the capital efficient Tasiast 24k expansion project and completed the IFC-led project financing. We improved our development pipeline by acquiring the high-quality and highly prospective Chulbatkan project in Russia and are now proceeding with the La Coipa Restart project in Chile. In addition, we made excellent progress at our U.S. projects, commencing production at our Round Mountain Phase W and Bald Mountain Vantage Complex projects in Nevada, and advancing Fort Knox Gilmore in Alaska.

“In 2020, we expect to continue our strong performance, producing approximately 2.4 million gold equivalent ounces, with all-in sustaining costs and capital expenditures guidance lower than last year. In 2021, generating strong free cash flow will continue to be a priority, with production expected to be at or above 2019 levels and capital expenditures and all-in sustaining costs expected to decrease compared with 2020. We currently expect a further reduction in capital expenditures and all-in sustaining costs for 2022, with production expected to remain at the 2.5 million ounce level.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 16 to 20 of this news release.

3 2020 capital expenditures guidance excludes capitalized interest of $55 million. The 2019 capital expenditures guidance and capital expenditures results includes capitalized interest of $65 million and $45 million, respectively.

p. 1 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2019 Q4 and full-year highlights:

•	Production[1]: 645,344 gold equivalent ounces (Au eq. oz.) in Q4 2019 and 2,507,659 Au eq. oz. in 2019.
•	Revenue: $996.2 million in Q4 2019 and $3,497.3 million in 2019.
•	Production cost of sales[2]: $744 per Au eq. oz. in Q4 2019 and $706 per Au eq. oz. in 2019.
•	All-in sustaining cost[2]: $1,050 per Au eq. oz. sold in Q4 2019 and $983 per Au eq. oz. sold in 2019. All-in sustaining cost per Au oz. sold on a by-product basis was $1,041 in Q4 2019 and $974 per Au oz. sold in 2019.
•	Operating cash flow: $408.6 million in Q4 2019 and $1,224.9 million in 2019.
•	Adjusted operating cash flow[2]: $387.6 million in Q4 2019 and $1,201.5 million for 2019.
•	Reported net earnings[1]: $521.5 million, or $0.41 per share in Q4 2019, and $718.6 million, or $0.57 per share, in 2019.
•	Adjusted net earnings[2,3]: adjusted net earnings of $156.0 million, or $0.13 per share in Q4 2019, and adjusted net earnings of $422.9 million, or $0.34 per share, in 2019.
•	Margins[2]: attributable margins of $741 per Au eq. oz. sold in Q4 2019 and $686 per Au eq. oz. sold for 2019.

Operations highlights:

•	Paracatu delivered record annual production of approximately 620,000 Au eq. oz., mainly due to benefits from an asset optimization program that improved mill efficiencies and enhanced the understanding of the orebody.
•	Tasiast achieved record production and costs in 2019, as the mine continued to benefit from the Phase One expansion and the mill’s strong performance. Year-over-year production increased by 140,000 Au eq. oz., or 56%, with cost of sales per ounce decreasing by $374 per ounce sold, or 38%.
•	Kupol-Dvoinoye production was 8% higher year-over-year primarily due to higher-grade ore processed from Kupol’s Northeast Extension and Moroshka deposits.
•	Round Mountain performed well in full-year 2019 with the completion of the Phase W project and increases in ounces recovered from the heap leach pads and lower full-year cost of sales.

Balance sheet and liquidity:

•	Cash and cash equivalents of $575.1 million, and total liquidity of $2,028.2 million at December 31, 2019. No debt maturities until September 2021.
•	Completed the $300 million project financing for Tasiast with the IFC (a member of the World Bank Group), Export Development Canada and two commercial banks.
•	Sold remaining shares in Lundin Gold Inc. for gross proceeds of approximately $113 million.
•	Sold royalty portfolio to Maverix Metals Inc. (“Maverix”) for total consideration of approximately $74 million, which includes $25 million in cash and approximately 11.2 million Maverix common shares.

Environment, Social, Governance (ESG):

•	Maintained industry-leading health and safety performance.
•	Delivered strong environmental management and sustainability performance; achieved lowest energy-use and greenhouse gas emission intensities among gold industry peers.

•	Published best practice approach to safe and responsible tailings management, based on an overriding commitment to safety and environmental stewardship.

•	Governance standards continued to be robust: achieved 33% Board gender diversity target and welcomed two new independent Board members.

4 Net earnings/loss figures in this release represent “net (loss) earnings from continuing operations attributable to common shareholders”

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 2 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2019	2018	2019	2018
Operating Highlights
Total gold equivalent ounces(1)
Produced(3)	650,242	615,279	2,527,788	2,475,068
Sold(3)	670,917	641,101	2,512,758	2,532,912

Attributable gold equivalent ounces(1)
Produced(3)	645,344	610,152	2,507,659	2,452,398
Sold(3)	666,199	636,183	2,492,572	2,510,419

Financial Highlights
Metal sales	$996.2	$786.5	$3,497.3	$3,212.6
Production cost of sales	$500.5	$476.4	$1,778.9	$1,860.5
Depreciation, depletion and amortization	$210.4	$184.3	$731.3	$772.4
Reversals of impairment charges	$(361.8)	$-	$(361.8)	$-
Operating earnings	$568.8	$25.1	$991.1	$200.5
Net earnings (loss) attributable to common shareholders	$521.5	$(27.7)	$718.6	$(23.6)
Basic earnings (loss) per share attributable to common shareholders	$0.41	$(0.02)	$0.57	$(0.02)
Diluted earnings (loss) per share attributable to common shareholders	$0.41	$(0.02)	$0.57	$(0.02)
Adjusted net earnings attributable to common shareholders(2)	$156.0	$13.5	$422.9	$128.1
Adjusted net earnings per share(2)	$0.13	$0.01	$0.34	$0.10
Net cash flow provided from operating activities	$408.6	$183.5	$1,224.9	$788.7
Adjusted operating cash flow(2)	$387.6	$135.8	$1,201.5	$874.2
Capital expenditures	$298.2	$273.0	$1,105.2	$1,043.4
Average realized gold price per ounce(2)	$1,485	$1,226	$1,392	$1,268
Consolidated production cost of sales per equivalent ounce(3) sold(2)	$746	$743	$708	$735
Attributable(1) production cost of sales per equivalent ounce(3) sold(2)	$744	$743	$706	$734
Attributable(1) production cost of sales per ounce sold on a by-product basis(2)	$728	$733	$691	$723
Attributable(1) all-in sustaining cost per ounce sold on a by-product basis(2)	$1,041	$955	$974	$959
Attributable(1) all-in sustaining cost per equivalent ounce(3) sold(2)	$1,050	$961	$983	$965
Attributable(1) all-in cost per ounce sold on a by-product basis(2)	$1,337	$1,287	$1,282	$1,275
Attributable(1) all-in cost per equivalent ounce(3) sold(2)	$1,340	$1,286	$1,284	$1,274

(1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(2)	The definition and reconciliation of these non-GAAP financial measures is included on pages 16 to 20 of this news release.
(3)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2019 was 85.99:1 (2018 - 80.74:1). The ratio for Q4 2019 was 85.59:1 (Q4 2018 - 84.42:1).

The following operating and financial results are based on fourth-quarter and year-end 2019 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 645,344 attributable Au eq. oz. in the fourth quarter of 2019, compared with 610,152 in the fourth quarter of 2018, mainly due to record quarterly production at Tasiast and higher production at Round Mountain and Bald Mountain.

Kinross produced 2,507,659 attributable Au eq. oz. for full-year 2019, which was in line with the Company’s 2019 annual guidance, and an increase compared with full-year 2018 production of 2,452,398 Au eq. oz.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $744 for Q4 2019, compared with $743 for the fourth quarter of 2018. Production cost of sales per Au oz. on a by-product basis2 was $728 in Q4 2019, compared with $733 in Q4 2018, based on Q4 2019 attributable gold sales of 652,462 ounces and attributable silver sales of 1,175,772 ounces.

p. 3 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales per Au eq. oz. was $706 for full-year 2019, which was at the low end of the Company’s 2019 guidance. This compares with production cost of sales of $734 per Au eq. oz. for full-year 2018. The full-year decrease was mainly due lower costs at Paracatu, Tasiast and Round Mountain. Production cost of sales per Au oz. on a by-product basis2 was $691 for full-year 2019, compared with $723 for full-year 2018, based on 2019 attributable gold sales of 2,438,678 ounces and attributable silver sales of 4,633,932 ounces.

All-in sustaining cost2: All-in sustaining cost per Au eq. oz. sold was $1,050 in Q4 2019, compared with $961 in Q4 2018. All-in sustaining cost per Au oz. sold on a by-product basis increased to $1,041 in Q4 2019, compared with $955 in Q4 2018.

All-in sustaining cost per Au eq. oz. sold was $983 for full-year 2019, which was within the Company’s 2019 guidance range, compared with $965 for full-year 2018. All-in sustaining cost per Au oz. sold on a by-product basis was $974 for full-year 2019, compared with $959 for full-year 2018.

Revenue: Revenue from metal sales was $996.2 million in the fourth quarter of 2019, compared with $786.5 million during the same period in 2018.

Revenue for full-year 2019 increased to $3,497.3 million, compared with $3,212.6 million for full-year 2018.

Average realized gold price6: The average realized gold price in Q4 2019 increased 21% to $1,485 per ounce, compared with $1,226 per ounce in Q4 2018.

The average realized gold price per ounce increased 10% to $1,392 for full-year 2019, compared with $1,268 per ounce for full-year 2018.

Margins5: Kinross’ attributable margin per Au eq. oz. sold increased 53% to $741 per Au eq. oz. for the fourth quarter of 2019, compared with the Q4 2018 margin of $483 per Au eq. oz. sold.

Full-year 2019 margin per Au eq. oz. sold increased 28% to $686, compared with $534 for full-year 2018.

Operating cash flow: Adjusted operating cash flow2 increased significantly to $387.6 million for the fourth quarter of 2019, compared with $135.8 million for Q4 2018. Adjusted operating cash flow for full-year 2019 increased 37% to $1,201.5 million, compared with $874.2 million for full-year 2018.

Net operating cash flow was $408.6 million for the fourth quarter of 2019, compared with $183.5 million for Q4 2018. Net operating cash flow for full-year 2019 increased 55% to $1,224.9 million, compared with $788.7 million for full-year 2018.

Impairment reversal: At December 31, 2019, Kinross recorded non-cash after-tax impairment reversals totalling $293.6 million, including $161.1 million at Tasiast and $132.5 million at Paracatu. The reversals were entirely related to property, plant and equipment, and were mainly due to an increase in the Company’s long-term gold price estimates.

Earnings/loss: Adjusted net earnings2,3 increased to $156.0 million, or $0.13 per share, for Q4 2019, compared with adjusted net earnings of $13.5 million, or $0.01 per share, for Q4 2018. Full-year 2019 adjusted net earnings more than tripled to $422.9 million, or $0.34 per share, compared with adjusted net earnings of $128.1 million, or $0.10 per share, for full-year 2018, mainly due to higher margins.

Reported net earnings increased to $521.5 million, or $0.41 per share, for Q4 2019, compared with net loss of $27.7 million, or $0.02 per share, in Q4 2018. Full-year 2019 reported net earnings increased to $718.6 million, or $0.57 per share, compared with net loss of $23.6 million, or $0.02 per share, for full-year 2018. The increase was mainly due to higher margins, non-cash impairment reversals, a gain of $72.7 million on the sale of the royalty portfolio, and a decrease in depreciation, depletion and amortization.

6 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

p. 4 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Capital expenditures3: Capital expenditures were $298.2 million for Q4 2019, compared with $273.0 million for the same period last year.

Capital expenditures for full-year 2019 were $1,105.2 million, compared with $1,043.4 million for 2018, primarily due to increased spending on projects at Bald Mountain, Fort Knox and Round Mountain, partially offset by lower spending at Tasiast. Capital expenditures were within the Company’s guidance.

Balance sheet

As of December 31, 2019, Kinross had cash and cash equivalents of $575.1 million, compared with $349.0 million at December 31, 2018. The increase was primarily due to net operating cash flow inflows, partially offset by capital expenditures at the Company’s development projects.

The Company has available credit of $1,453.1 million as of year-end 2019, for total liquidity of $2,028.2 million.

Operating results

Mine-by-mine summaries for 2019 fourth-quarter and full-year operating results may be found on pages 11 and 15 of this news release. Highlights include the following:

Americas

Paracatu had an outstanding year in 2019, achieving record annual production of 619,563 Au eq. oz. while lowering costs. The strong performance was mainly due to an asset optimization program started in 2018, which resulted in improved mill efficiencies and an enhanced understanding of the orebody. Full-year production increased approximately 98,000 Au eq. oz., or 19%, compared with 2018, as both throughput and recoveries improved. Full-year cost of sales per ounce sold decreased by approximately 19% compared with 2018 mainly due to operational efficiencies, lower power costs, and favourable foreign exchange movements. During Q4 2019 cost of sales per ounce sold increased versus Q3 2019 mainly due to higher maintenance costs, as the crusher was repaired during the quarter. Quarterly production was slightly lower compared with Q3 2019 mainly due to lower throughput.

Round Mountain performed well for full-year 2019. While there was a slight year-over-year reduction in annual production, Q4 2019 production increased 26% compared with Q3 2019 mainly due to strong performance from the heap leach pads as a result of the Phase W project. Full-year cost of sales per ounce sold was lower versus 2018 primarily due to lower operating waste. Cost of sales per ounce sold in Q4 2019 was largely in line quarter-over-quarter.

At Bald Mountain, full-year production was lower compared with 2018 mainly due to a slower-than-anticipated ramp up at the Vantage Complex project and unfavourable weather conditions at the site early in the year. As expected, production was significantly higher in Q4 2019, increasing by 95% compared with Q3 2019, as more ounces were recovered from the Vantage Complex. Cost of sales per ounce sold for 2019 was higher compared with 2018 mostly due to lower production. Cost of sales per ounce sold decreased during Q4 2019 compared with Q3 2019 primarily due an increase in production.

At Fort Knox, production for 2019 was lower compared with 2018 mainly due to a decrease in mill throughput, while 2019 cost of sales per ounce sold increased compared with the previous year mainly due to lower production and higher maintenance costs. Production and cost of sales per ounce sold for Q4 2019 were largely in line with the previous quarter.

Maricunga delivered higher-than-expected annual production from the rinsing of materials placed on the heap leach pads prior to the suspension of mining activities. Full-year cost of sales per ounce sold were largely in line with 2018. The mine has now transitioned into care and maintenance, with final production occurring in Q4 2019. For tax planning purposes, the sale of residual gold ounces are expected to continue during 2020.

p. 5 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Russia

The Russia region continued its strong and consistent performance in 2019. Combined full-year production at Kupol and Dvoinoye was 8% higher compared with 2018 primarily due to higher grade ore processed from Kupol’s Northeast Extension and Moroshka deposits. Production quarter-over-quarter was lower primarily due to planned lower mill grades at Kupol. Full-year cost of sales per ounce sold was higher compared with 2018 primarily due to an increase in operating waste mined, and was largely in line quarter-over-quarter.

West Africa

Tasiast outperformed in 2019, achieving record production and a record low cost of sales per ounce sold, as the mine continued to benefit from the Phase One expansion and the mill’s strong performance. During 2019, production increased by approximately 140,000 Au eq. oz., or 56%, while cost of sales decreased by $374 per ounce sold, or 38%, compared with 2018. Tasiast finished the year strongly, achieving a record quarterly production of 102,973 Au eq. oz. at a cost of sales of $494 per ounce sold, the lowest in its history. The mine also achieved a record average throughput of 15,000 tonnes per day during the quarter. Higher grades, operational efficiencies and lower operating waste during Q4 2019 also contributed to a decrease in costs compared with the same period in 2018.

At Chirano, full-year production decreased slightly compared with 2018 mainly due to lower grades. Production for Q4 2019 was higher compared with the previous quarter primarily as a result of improved mill throughput. Cost of sales per ounce sold was higher for full-year 2019 mainly due to an increase in operating waste mined associated with the return to open pit mining, and was largely in line quarter-over-quarter.

2020 Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 21 of this news release.

In 2020, Kinross expects to produce 2.4 million Au eq. oz. (+/- 5%) from its operations. In 2021, annual production is expected to be at or above 2019 levels, and is expected to remain at the 2.5 million Au eq. oz. level for 2022.

The slight forecast decrease compared to full-year 2019 production is primarily due to Maricunga transitioning to care and maintenance, and expected lower production at Paracatu following its record year, partially offset by an expected production increase at Tasiast and Fort Knox.

Production is expected to be relatively flat quarter-over-quarter throughout 2020, with a slight increase in the fourth quarter. Tasiast is expected to have higher production in the first half of the year mainly as a result of higher grade ore. Paracatu and Round Mountain are expected to have higher production in the second half of the year mainly due to anticipated higher grades at Paracatu and more ounces recovered at Round Mountain as the benefits of Phase W continue to be realized.

Production cost of sales is expected to be $720 per Au eq. oz. (+/- 5%) for 2020. The Company expects all-in sustaining cost to be $970 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2020, which is lower than full-year 2019 all-in sustaining cost per ounce, mainly due to the expected lower cost of sales per ounce sold and capital expenditures for 2020. All-in sustaining cost per ounce is expected to decrease in 2021 and 2022, compared with 2020 levels.

The table below summarizes the 2020 forecast for production and production cost of sales on a gold equivalent and by-product accounting basis:

p. 6 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Accounting basis	2020 Guidance (+/- 5%)
Gold equivalent basis
Production (Au eq. oz.)[1,2]	2.4 million
Average production cost of sales per Au eq. oz. [1,2]	$720
All-in sustaining cost per Au eq. oz. [1,2]	$970
By-product basis
Gold ounces[1]	2.3 million
Silver ounces	4.0 million
Average production cost of sales per Au oz. [1,2]	$710

The following table provides a summary of the 2020 production and production cost of sales forecast by region:

Region	Forecast 2020 production (Au eq. oz.)	Percentage of total forecast production[7]	Forecast 2020 production cost of sales (per Au eq. oz.)[2]
Americas	1.3 million (+/- 5%)	54%	$770 (+/- 5%)

West Africa (attributable)*	600,000 (+/- 10%)	25%	$670 (+/- 10%)

Russia	500,000 (+/- 3%)	21%	$650 (+/- 3%)

Total	2.4 million (+/- 5%)	100%	$720 (+/- 5%)
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2020 production cost of sales are as follows:

•	a gold price of $1,200 per ounce,
•	a silver price of $16 per ounce,
•	an oil price of $65 per barrel,
•	foreign exchange rates of:
o	3.50 Brazilian reais is to the U.S. dollar,
o	1.30 Canadian dollars to the U.S. dollar,
o	60 Russian roubles to the U.S. dollar,
o	650 Chilean pesos to the U.S. dollar,
o	5.0 Ghanaian cedis to the U.S. dollar,
o	35 Mauritanian ouguiyas to the U.S. dollar, and
o	1.11 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce[8];
•	specific to the Russian rouble, a 10% change in this exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per ounce;
•	a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

7The percentages are calculated based on the mid-point of regional 2020 forecast production.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 7 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Total capital expenditures for 2020 are forecast to be approximately $900 million3 (+/- 5%) and are summarized in the table below.

Capital expenditures for 2021 are expected to be lower by approximately $100 million compared with 2020 capital guidance. Capital expenditures are expected to be further reduced in 2022 compared with 2021 levels.

Region	Forecast 2020 sustaining capital (million)	Forecast 2020 non-sustaining capital (million)	Total forecast capital (+/- 5%) (million)
Americas	$265	$270	$535
West Africa	$35	$280	$315
Russia	$25	$20	$45
Corporate	$5	$0	$5
TOTAL	$330	$570	$900*

*Starting in 2020, the Company will exclude capitalized interest from its capital expenditures guidance and intends to report interest as a separate item going forward in order to provide greater transparency.

Sustaining capital includes the following forecast spending estimates:

•	Mine development:	$110 million (Americas); $15 million (Russia); $10 million (West Africa)
•	Mobile equipment:	$70 million (Americas); $10 million (Russia); $5 million (West Africa)
•	Tailings facilities:	$50 million (Americas); $5 million (West Africa)
•	Mill facilities:	$20 million (Americas); $5 million (West Africa)
•	Leach facilities:	$15 million (Americas)

Non-sustaining capital includes the following forecast spending estimates:

•	Tasiast West Branch stripping:	$225 million
•	Round Mountain Phase W (primarily stripping):	$125 million
•	Fort Knox Gilmore:	$95 million
•	Tasiast 24k project:	$55 million
•	La Coipa Restart	$45 million
•	Development projects and other:	$25 million

The 2020 forecast for exploration is approximately $90 million, all of which is expected to be expensed. The increase compared to full-year 2019 is primarily due to the addition of Chulbatkan to the Company’s project pipeline.

The 2020 forecast for overhead (general and administrative and business development expenses) is approximately $150 million, approximately $20 million less than 2019 results primarily as a result of Kinross’ comprehensive cost and efficiency review across the organization. 2020 annual overhead guidance is down $55 million compared with 2015 overhead guidance.

Other operating costs expected to be incurred in 2020 are approximately $100 million, which includes approximately $50 million of care and maintenance costs in Chile and at Kettle River-Buckhorn.

Based on assumed gold price of $1,200 and other budget assumptions, tax expense is expected to be a recovery of $25 million and taxes paid is expected to be $110 million. Adjusting the Brazilian real to the exchange rate of 4.03 at the end of 2019, tax expense is expected to be $30 million. Tax expense is expected to increase at 23% of any profit resulting from higher gold prices. For every $100 increase in the realized gold price, taxes paid is expected to increase by $20 million.

p. 8 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Depreciation, depletion and amortization is forecast to be approximately $340 (+/-5%) per Au eq. oz.

Interest paid is forecast to be approximately $110 million, which includes $55 million of capitalized interest.

Tasiast project financing

On December 16, 2019, Kinross signed a $300 million project financing for Tasiast with the IFC (a member of the World Bank Group), Export Development Canada, and with the participation of ING Bank and Société Générale. The loan is non-recourse to Kinross, underscores the attractive foreign investment climate in Mauritania, and was signed following a comprehensive due diligence process with the lenders, including site visits, meetings with the Government of Mauritania, and significant technical and environmental reviews and evaluations. The first funding draw from the loan is expected later in Q1 2020.

Sale of Lundin Gold shares

As part of its portfolio management strategy and to further strengthen its balance sheet, on December 9, 2019 Kinross sold its remaining share position in Lundin Gold Inc. to a syndicate of buyers for gross proceeds of approximately $113 million.

Sale of royalty portfolio to Maverix Metals

On December 19, 2019, Kinross completed the sale of its royalty portfolio to Maverix for total consideration of $73.9 million, which includes $25 million in cash and approximately 11.2 million Maverix common shares, representing a 9.4% ownership interest in Maverix. The transaction enables Kinross to realize the value of its royalty portfolio and retain upside exposure through its meaningful equity position in Maverix.

Environment, Social, Governance highlights (ESG)

Kinross’ performance in its First Priorities – safety, environment and social responsibility – remains among the best in the industry, with a 2019 safety record on par with rates in low-risk non-industrial sectors. In 2019, we made major advancements in the implementation of critical risk management systems that are designed to prevent serious injuries and fatalities. Kinross’ robust approach to environmental management includes addressing climate change impacts and risks. Overall, the Company’s energy-use and greenhouse gas emission intensities are the lowest amongst gold industry peers. In 2019, Kinross published its best practice approach to safe and responsible tailings management, which is based on an overriding commitment to safety and the environment. For its strong sustainability performance, Kinross was recently ranked in the top 10 among metals and mining companies in The Sustainability Yearbook 2020, published by S&P Global in collaboration with RobecoSAM.

Kinross engages directly with local communities around its operations to understand their economic, social and development goals, working together to ensure that meaningful, long-term benefits are realized through job creation, training programs, procurement, tax payments, and targeted community programs. In 2019, Kinross interacted with more than 90,000 stakeholders and registered more than 650,000 beneficiaries from its community projects. Employing a diverse workforce comprised of 98% of people from host countries also enabled Kinross to contribute greater economic value in the areas where it operates.

Studies measuring quality of life metrics have found significant improvements in communities around the Company’s mines at Paracatu and Tasiast. In Chile, 60% of local Colla indigenous people around the La Coipa project now have access to electricity after solar panels were installed in their communities. In Chirano, more than 90% of people in communities around the mine now have access to safer piped water, compared to less than 40% in 2000, as a result of significant improvements in essential infrastructure over the past 15 years.

Kinross’ robust corporate governance standards for its Board of Directors continue to be driven by a focus on delivering value through a mix of skills and experience, diversity, director independence and succession planning. In 2019, Kinross appointed a new Chair of the Board and welcomed two new Board members. Kinross maintained its top tier governance performance by, among other things, achieving its 33% Board gender diversity target and reducing average Board tenure. Kinross was the top ranked gold mining company in The Globe and Mail’s 2019 annual corporate governance survey for the second consecutive year.

p. 9 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In September 2019, the World Gold Council (WGC) launched its Responsible Gold Mining Principles (RGMPs), which are an overarching framework that defines responsible gold mining. Kinross was a participant in the WGC committee that developed the RGMPs, which are largely consistent with the Company’s current approach. Kinross is well-positioned to be in substantial conformance, including obtaining external assurance within the next three years.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 13, 2020 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 1756358
Outside of Canada & US – +1 (647) 788-4901; Conference ID: 1756358

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 1756358
Outside of Canada & US – +1 (416) 621-4642; Conference ID: 1756358

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2019 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2019 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 10 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	53,183	52,194	55,040	51,889	$65.9	$49.1	$1,197	$946
Round Mountain	103,501	96,715	108,402	91,769	79.3	70.0	732	763
Bald Mountain	66,147	47,211	65,381	68,288	49.8	46.9	762	687
Kettle River - Buckhorn	-	-	-	-	-	-	-	-
Paracatu	140,224	145,634	140,430	152,395	111.1	116.6	791	765
Maricunga	3,221	7,226	17,455	19,399	11.7	16.1	670	830
Americas Total	366,276	348,980	386,708	383,740	317.8	298.7	822	778

Kupol	132,009	123,478	135,083	124,408	83.3	68.7	617	552
Russia Total	132,009	123,478	135,083	124,408	83.3	68.7	617	552

Tasiast	102,973	91,548	101,940	83,780	50.4	69.5	494	830
Chirano (100%)	48,984	51,273	47,186	49,173	49.0	39.5	1,038	803
West Africa Total	151,957	142,821	149,126	132,953	99.4	109.0	667	820

Operations Total	650,242	615,279	670,917	641,101	500.5	476.4	746	743
Less Chirano non-controlling interest (10%)	(4,898)	(5,127)	(4,718)	(4,918)	(4.9)	(4.0)
Attributable Total	645,344	610,152	666,199	636,183	$495.6	$472.4	$744	$743

Years ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	200,263	255,569	200,323	256,037	$213.7	$214.4	$1,067	$837
Round Mountain	361,664	385,601	360,739	381,478	250.6	277.6	695	728
Bald Mountain	187,961	284,646	177,802	318,091	136.6	174.1	768	547
Kettle River - Buckhorn	-	-	-	927	-	-	-	-
Paracatu	619,563	521,575	619,009	523,417	412.3	430.5	666	822
Maricunga	38,601	60,066	43,756	89,959	31.5	65.7	720	730
Americas Total	1,408,052	1,507,457	1,401,629	1,569,909	1,044.7	1,162.3	745	740

Kupol	527,343	489,947	526,458	494,835	314.1	288.2	597	582
Russia Total	527,343	489,947	526,458	494,835	314.1	288.2	597	582

Tasiast	391,097	250,965	382,803	243,241	230.4	237.3	602	976
Chirano (100%)	201,296	226,699	201,868	224,927	189.7	172.7	940	768
West Africa Total	592,393	477,664	584,671	468,168	420.1	410.0	719	876

Operations Total	2,527,788	2,475,068	2,512,758	2,532,912	1,778.9	1,860.5	708	735
Less Chirano non-controlling interest (10%)	(20,129)	(22,670)	(20,186)	(22,493)	(19.0)	(17.3)
Attributable Total	2,507,659	2,452,398	2,492,572	2,510,419	$1,759.9	$1,843.2	$706	$734

p. 11 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2019	2018

Assets
Current assets
Cash and cash equivalents	$575.1	$349.0
Restricted cash	15.2	12.7
Accounts receivable and other assets	130.2	101.4
Current income tax recoverable	43.2	79.0
Inventories	1,053.8	1,052.0
Unrealized fair value of derivative assets	7.2	3.8
	1,824.7	1,597.9
Non-current assets
Property, plant and equipment	6,340.0	5,519.1
Goodwill	158.8	162.7
Long-term investments	126.2	155.9
Investment in joint venture	18.4	18.3
Unrealized fair value of derivative assets	4.5	0.8
Other long-term assets	568.2	564.1
Deferred tax assets	35.2	45.0
Total assets	$9,076.0	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$469.3	$465.9
Current income tax payable	68.0	21.7
Current portion of provisions	57.9	72.6
Other current liabilities	20.3	52.2
	615.5	612.4
Non-current liabilities
Long-term debt and credit facilities	1,837.4	1,735.0
Provisions	838.6	816.4
Long-term lease liabilities	38.9	-
Unrealized fair value of derivative liabilities	0.8	9.6
Other long-term liabilities	107.7	97.9
Deferred tax liabilities	304.5	265.2
Total liabilities	3,743.4	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,926.2	$14,913.4
Contributed surplus	242.1	239.8
Accumulated deficit	(9,829.4)	(10,548.0)
Accumulated other comprehensive income (loss)	(20.4)	(98.5)
Total common shareholders' equity	5,318.5	4,506.7
Non-controlling interest	14.1	20.6
Total equity	5,332.6	4,527.3
Total liabilities and equity	$9,076.0	$8,063.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,253,765,724	1,250,228,821

p. 12 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except share and per share amounts)

	Years ended
	December 31,	December 31,
	2019	2018
Revenue
Metal sales	$3,497.3	$3,212.6

Cost of sales
Production cost of sales	1,778.9	1,860.5
Depreciation, depletion and amortization	731.3	772.4
Reversals of impairment charges	(361.8)	-
Total cost of sales	2,148.4	2,632.9
Gross profit	1,348.9	579.7
Other operating expense	108.5	137.0
Exploration and business development	113.5	109.2
General and administrative	135.8	133.0
Operating earnings	991.1	200.5
Other income - net	72.6	3.2
Equity in earnings (losses) of joint ventures - net	0.1	(0.3)
Finance income	7.9	11.0
Finance expense	(107.9)	(101.2)
Earnings before tax	963.8	113.2
Income tax expense - net	(246.7)	(138.8)
Net earnings (loss)	$717.1	$(25.6)
Net earnings (loss) attributable to:
Non-controlling interest	$(1.5)	$(2.0)
Common shareholders	$718.6	$(23.6)

Earnings (loss) per share attributable to common shareholders
Basic	$0.57	$(0.02)
Diluted	$0.57	$(0.02)

Weighted average number of common shares outstanding (millions)
Basic	1,252.3	1,249.5
Diluted	1,262.3	1,249.5

p. 13 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Years ended
	December 31,	December 31,
	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$717.1	$(25.6)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	731.3	772.4
Gain on disposition of associate and other interests - net	-	(2.1)
Reversals of impairment charges	(361.8)	-
Equity in (earnings) losses of joint ventures - net	(0.1)	0.3
Share-based compensation expense	14.3	14.6
Finance expense	107.9	101.2
Deferred tax expense	41.1	8.9
Foreign exchange (gains) losses and other	(53.1)	12.5
Reclamation recovery	(11.9)	(8.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(64.5)	(22.7)
Inventories	53.8	(5.7)
Accounts payable and accrued liabilities	165.9	69.8
Cash flow provided from operating activities	1,340.0	915.6
Income taxes paid	(115.1)	(126.9)
Net cash flow provided from operating activities	1,224.9	788.7
Investing:
Additions to property, plant and equipment	(1,105.2)	(1,043.4)
Acquisitions	(30.0)	(304.2)
Net proceeds from the sale of (additions to) long-term investments and other assets	71.6	(52.9)
Net proceeds from the sale of property, plant and equipment	31.9	6.4
Increase in restricted cash	(2.5)	(0.6)
Interest received and other - net	7.6	7.7
Net cash flow used in investing activities	(1,026.6)	(1,387.0)
Financing:
Proceeds from drawdown of debt	300.0	80.0
Repayment of debt	(200.0)	(80.0)
Payment of lease liabilities	(14.3)	-
Interest paid	(55.6)	(57.9)
Dividends paid to non-controlling interest	(5.0)	(13.0)
Other - net	-	(1.7)
Net cash flow provided from (used in) financing activities	25.1	(72.6)
Effect of exchange rate changes on cash and cash equivalents	2.7	(5.9)
Increase (decrease) in cash and cash equivalents	226.1	(676.8)
Cash and cash equivalents, beginning of period	349.0	1,025.8
Cash and cash equivalents, end of period	$575.1	$349.0

p. 14 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2019	100	7,648	2,615	5,498	0.43	0.20	81%	53,183	55,040	$ 65.9	$ 1,197	$ 37.1	$ 25.0
		Q3 2019	100	7,094	2,097	5,250	0.52	0.21	83%	54,027	51,606	58.3	$ 1,130	40.9	24.7
		Q2 2019	100	4,829	1,811	3,440	0.59	0.20	81%	55,440	55,740	50.7	$ 910	35.0	22.6
		Q1 2019	100	5,796	1,556	4,295	0.72	0.22	84%	37,613	37,937	38.8	$ 1,023	28.9	18.0
		Q4 2018	100	5,645	2,856	2,927	0.44	0.19	83%	52,194	51,889	49.1	$ 946	30.5	21.9
	Round Mountain	Q4 2019	100	7,408	882	7,140	1.00	0.36	82%	103,501	108,402	$ 79.3	$ 732	$ 62.7	$ 12.6
		Q3 2019	100	7,128	1,004	7,557	1.05	0.32	85%	82,195	81,617	57.5	$ 705	48.3	9.1
		Q2 2019	100	4,074	909	3,910	1.17	0.33	86%	90,833	87,106	57.8	$ 664	58.9	10.2
		Q1 2019	100	3,904	845	3,557	1.31	0.38	86%	85,135	83,614	56.0	$ 670	64.2	7.9
		Q4 2018	100	4,386	987	4,172	1.38	0.43	83%	96,715	91,769	70.0	$ 763	68.0	9.6
	Bald Mountain (8)	Q4 2019	100	2,928	-	3,007	-	0.48	nm	66,147	65,381	$ 49.8	$ 762	$ 54.6	$ 36.3
		Q3 2019	100	6,494	-	6,494	-	0.41	nm	33,995	37,644	30.6	$ 813	44.0	14.8
		Q2 2019	100	3,725	-	4,138	-	0.36	nm	40,564	31,547	27.0	$ 856	57.5	12.2
		Q1 2019	100	2,659	-	2,836	-	0.48	nm	47,255	43,230	29.2	$ 675	64.6	16.2
		Q4 2018	100	4,929	-	5,406	-	0.47	nm	47,211	68,288	46.9	$ 687	40.4	22.4
	Paracatu	Q4 2019	100	12,393	14,168	-	0.38	-	76%	140,224	140,430	$ 111.1	$ 791	$ 21.4	$ 42.8
		Q3 2019	100	12,442	14,731	-	0.38	-	78%	146,396	145,662	99.5	$ 683	39.0	39.5
		Q2 2019	100	12,307	14,439	-	0.48	-	80%	186,167	186,520	106.8	$ 573	34.6	45.2
		Q1 2019	100	12,393	14,283	-	0.38	-	80%	146,776	146,397	94.9	$ 648	16.5	35.9
		Q4 2018	100	11,680	13,479	-	0.44	-	81%	145,634	152,395	116.6	$ 765	33.3	41.7
	Maricunga (8)	Q4 2019	100	-	-	-	-	-	nm	3,221	17,455	$ 11.7	$ 670	$ -	$ 0.4
		Q3 2019	100	-	-	-	-	-	nm	18,016	9,203	7.0	$ 761	-	0.4
		Q2 2019	100	-	-	-	-	-	nm	6,648	9,474	8.0	$ 844	-	0.5
		Q1 2019	100	-	-	-	-	-	nm	10,716	7,624	4.8	$ 630	-	0.4
		Q4 2018	100	-	-	-	-	-	nm	7,226	19,399	16.1	$ 830	-	0.6
Russia	Kupol (3)(4)(6)	Q4 2019	100	468	435	-	9.14	-	95%	132,009	135,083	$ 83.3	$ 617	$ 15.8	$ 34.8
		Q3 2019	100	338	431	-	9.65	-	95%	137,562	136,088	82.6	$ 607	7.8	32.2
		Q2 2019	100	431	432	-	9.23	-	94%	127,684	124,873	70.2	$ 562	8.2	30.7
		Q1 2019	100	362	425	-	9.62	-	93%	130,088	130,414	78.0	$ 598	8.2	27.4
		Q4 2018	100	400	425	-	8.77	-	95%	123,478	124,408	68.7	$ 552	19.4	30.1
West Africa	Tasiast	Q4 2019	100	1,129	1,379	-	2.39	-	96%	102,973	101,940	$ 50.4	$ 494	$ 86.3	$ 35.0
		Q3 2019	100	1,010	1,297	-	2.37	-	97%	93,865	86,357	55.1	$ 638	74.3	32.0
		Q2 2019	100	819	1,281	-	2.19	-	97%	92,901	94,748	58.9	$ 622	75.2	32.2
		Q1 2019	100	1,962	1,269	-	2.37	-	97%	101,358	99,758	66.0	$ 662	75.7	31.0
		Q4 2018	100	3,267	1,301	-	2.19	-	94%	91,548	83,780	69.5	$ 830	71.1	28.5
	Chirano - 100%	Q4 2019	90	737	844	-	2.00	-	91%	48,984	47,186	$ 49.0	$ 1,038	$ 8.0	$ 21.4
		Q3 2019	90	714	801	-	2.02	-	92%	46,641	49,458	50.0	$ 1,011	4.8	22.0
		Q2 2019	90	619	904	-	1.95	-	92%	53,349	51,141	46.7	$ 913	2.7	23.8
		Q1 2019	90	499	908	-	1.97	-	92%	52,322	54,083	44.0	$ 814	3.3	25.4
		Q4 2018	90	527	840	-	2.08	-	92%	51,273	49,173	39.5	$ 803	5.7	28.3
	Chirano - 90%	Q4 2019	90	737	844	-	2.00	-	91%	44,086	42,468	$ 44.1	$ 1,038	$ 7.2	$ 19.3
		Q3 2019	90	714	801	-	2.02	-	92%	41,977	44,512	45.0	$ 1,011	4.3	19.8
		Q2 2019	90	619	904	-	1.95	-	92%	48,014	46,027	42.0	$ 913	2.4	21.4
		Q1 2019	90	499	908	-	1.97	-	92%	47,090	48,675	39.6	$ 814	3.0	22.9
		Q4 2018	90	527	840	-	2.08	-	92%	46,146	44,255	35.5	$ 802	5.1	25.5

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 2019: 65.63 g/t, 84.8%; Q3 2019: 67.44 g/t, 87.8%; Q2 2019: 75.29 g/t, 84.9%; Q1 2019: 69.61 g/t, 82.1%; Q4 2018: 73.35 g/t, 83.5%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2019: 85.59:1; Q3 2019: 86.73:1; Q2 2019: 87.98:1; Q1 2019: 83.74:1; Q4 2018: 84.42:1.
(6)	Dvoinoye ore processed and grade were as follows: Q4 2019: 100,685, 9.89 g/t; Q3 2019: 113,497, 9.82 g/t; Q2 2019: 113,872, 9.24 g/t; Q1 2019: 135,529, 7.46 g/t; Q4 2018: 104,495, 9.82 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 15 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented:

	Adjusted Net Earnings (Loss)
(in millions, except per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018

Net earnings (loss) attributable to common shareholders - as reported	$521.5	$(27.7)	$718.6	$(23.6)
Adjusting items:
Foreign exchange (gains) losses	6.0	5.5	(0.6)	4.3
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(12.3)	8.3	1.6	62.0
Gain on disposition of royalty portfolio	(72.7)	-	(72.7)	-
Reversals of impairment charges(a)	(361.8)	-	(361.8)	-
Taxes in respect of prior periods	(0.1)	36.3	33.3	59.9
Reclamation and remediation recoveries	(11.9)	(8.0)	(11.9)	(3.5)
Tasiast Phase One commissioning costs	-	-	-	6.4
Fort Knox pit wall slide related costs	8.0	16.5	25.1	37.9
Restructuring costs	-	-	12.2	-
U.S. Tax Reform impact	-	(8.7)	-	(8.7)
Other	2.7	(0.1)	7.6	5.1
Tax effect of the above adjustments(a)	76.6	(8.6)	71.5	(11.7)
	(365.5)	41.2	(295.7)	151.7
Adjusted net earnings attributable to common shareholders	$156.0	$13.5	$422.9	$128.1
Weighted average number of common shares outstanding - Basic	1,253.5	1,250.2	1,252.3	1,249.5
Adjusted net earnings per share	$0.13	$0.01	$0.34	$0.10

a)	During the year ended December 31, 2019, the Company recognized non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 16 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018

Net cash flow provided from operating activities - as reported	$408.6	$183.5	$1,224.9	$788.7

Adjusting items:
Tax payments in respect of prior years	-	-	16.7	-
Working capital changes:
Accounts receivable and other assets	(37.4)	(95.4)	64.5	22.7
Inventories	(44.3)	19.8	(53.8)	5.7
Accounts payable and other liabilities, including income taxes paid	60.7	27.9	(50.8)	57.1
	(21.0)	(47.7)	(23.4)	85.5
Adjusted operating cash flow	$387.6	$135.8	$1,201.5	$874.2

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent	Three months ended		Years ended
ounce)	December 31,		December 31,
	2019	2018	2019	2018

Production cost of sales - as reported	$500.5	$476.4	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.9)	(4.0)	(19.0)	(17.3)
Attributable(2) production cost of sales	$495.6	$472.4	$1,759.9	$1,843.2

Gold equivalent ounces sold	670,917	641,101	2,512,758	2,532,912
Less: portion attributable to Chirano non-controlling interest(10)	(4,718)	(4,918)	(20,186)	(22,493)
Attributable(2) gold equivalent ounces sold	666,199	636,183	2,492,572	2,510,419
Consolidated production cost of sales per equivalent ounce sold	$746	$743	$708	$735
Attributable(2) production cost of sales per equivalent ounce sold	$744	$743	$706	$734

p. 17 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018

Production cost of sales - as reported	$500.5	$476.4	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.9)	(4.0)	(19.0)	(17.3)
Less: attributable(2) silver revenue(3)	(20.4)	(15.2)	(75.1)	(66.4)
Attributable(2) production cost of sales net of silver by-product revenue	$475.2	$457.2	$1,684.8	$1,776.8

Gold ounces sold	657,179	628,842	2,458,839	2,480,529
Less: portion attributable to Chirano non-controlling interest(10)	(4,717)	(4,912)	(20,161)	(22,460)
Attributable(2) gold ounces sold	652,462	623,930	2,438,678	2,458,069
Attributable(2) production cost of sales per ounce sold on a by-product basis	$728	$733	$691	$723

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 18 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold
	on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018

Production cost of sales - as reported	$500.5	$476.4	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.9)	(4.0)	(19.0)	(17.3)
Less: attributable(2) silver revenue(3)	(20.4)	(15.2)	(75.1)	(66.4)
Attributable(2) production cost of sales net of silver by-product revenue	$475.2	$457.2	$1,684.8	$1,776.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.3	32.8	123.6	133.0
Other operating expense - sustaining(5)	8.3	(20.2)	24.7	6.2
Reclamation and remediation - sustaining(6)	13.0	11.6	48.2	52.2
Exploration and business development - sustaining(7)	15.4	12.3	66.0	53.2
Additions to property, plant and equipment - sustaining(8)	132.7	102.2	415.1	335.0
Lease payments - sustaining(9)	3.5	-	12.7	-
All-in Sustaining Cost on a by-product basis - attributable(2)	$679.4	$595.9	$2,375.1	$2,356.4
Other operating expense - non-sustaining(5)	16.3	15.3	57.0	48.7
Reclamation and remediation - non-sustaining(6)	1.7	1.9	6.9	7.5
Exploration - non-sustaining(7)	14.5	19.9	46.7	55.4
Additions to property, plant and equipment - non-sustaining(8)	159.8	170.0	637.9	665.0
Lease payments - non-sustaining(9)	0.4	-	1.6	-
All-in Cost on a by-product basis - attributable(2)	$872.1	$803.0	$3,125.2	$3,133.0
Gold ounces sold	657,179	628,842	2,458,839	2,480,529
Less: portion attributable to Chirano non-controlling interest(10)	(4,717)	(4,912)	(20,161)	(22,460)
Attributable(2) gold ounces sold	652,462	623,930	2,438,678	2,458,069
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,041	$955	$974	$959
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,337	$1,287	$1,282	$1,275

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 19 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018

Production cost of sales - as reported	$500.5	$476.4	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.9)	(4.0)	(19.0)	(17.3)
Attributable(2) production cost of sales	$495.6	$472.4	$1,759.9	$1,843.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.3	32.8	123.6	133.0
Other operating expense - sustaining(5)	8.3	(20.2)	24.7	6.2
Reclamation and remediation - sustaining(6)	13.0	11.6	48.2	52.2
Exploration and business development - sustaining(7)	15.4	12.3	66.0	53.2
Additions to property, plant and equipment - sustaining(8)	132.7	102.2	415.1	335.0
Lease payments - sustaining(9)	3.5	-	12.7	-
All-in Sustaining Cost - attributable(2)	$699.8	$611.1	$2,450.2	$2,422.8
Other operating expense - non-sustaining(5)	16.3	15.3	57.0	48.7
Reclamation and remediation - non-sustaining(6)	1.7	1.9	6.9	7.5
Exploration - non-sustaining(7)	14.5	19.9	46.7	55.4
Additions to property, plant and equipment - non-sustaining(8)	159.8	170.0	637.9	665.0
Lease payments - non-sustaining(9)	0.4	-	1.6	-
All-in Cost - attributable(2)	$892.5	$818.2	$3,200.3	$3,199.4
Gold equivalent ounces sold	670,917	641,101	2,512,758	2,532,912
Less: portion attributable to Chirano non-controlling interest(10)	(4,718)	(4,918)	(20,186)	(22,493)
Attributable(2) gold equivalent ounces sold	666,199	636,183	2,492,572	2,510,419
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,050	$961	$983	$965
Attributable(2) all-in cost per equivalent ounce sold	$1,340	$1,286	$1,284	$1,274

(1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily relate to major projects at Tasiast, Round Mountain, Bald Mountain, and Fort Knox. Non-sustaining capital expenditures during the year ended December 31, 2018, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain.
(9)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(10)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(11)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 20 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2019 full year results and 2020 guidance”, “CEO Commentary”, “Tasiast Project Financing” and “2020 Outlook” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and pending litigation. The words “anticipate”, “continue”, “estimates”, “expects”, “forecast”, “guidance”, “on budget”, “on schedule”, “outlook”, “progress”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States,

p. 21 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 22 Kinross reports 2019 fourth-quarter and full-year results	www.kinross.com